Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: June 8, 2021

Company Name: Taboola (TBLA)
Event: Cowen 49th Annual Technology, Media & Telecom Conference
Date: June 03, 2021

<<John Blackledge, Analyst, Cowen Inc.>>

Good morning. I'm John Blackledge, Internet Analyst at Cowen. We'd like to thank Adam Singolda, Founder and CEO of Taboola for participating today and discussing trends at Taboola as well as the rapidly growing open web in which Taboola is taking a leading role and partnering with publishers to deliver 1 trillion monthly recommendations with over 500 million daily active users. Taboola also guided to just above $1.3 billion in revenue for 2021 at the high-end of their guide, which they raised after 1Q earnings. Also Taboola has filed to go publicly as SPAC, which we will discuss as well.

So Adam, thanks again for joining. Maybe we'll start off with just a broader overview. Can you talk about Taboola's role in developing the fast-growing open web and discuss why it's important for consumers to have a choice between walled gardens and open web recommendations? And what are the different types of sites and apps in the open web?

<<Adam Singolda, Founder and Chief Executive Officer>>

Sure. Hi, John. Hi, everyone. Thanks for having me. So just taking a step back, let's define Taboola's role. We power recommendations for the open web. Open web is everything we all love to use all the time outside of the walled garden. Walled garden is Google, Facebook, Amazon and that's every website will have an app in our phone, an app on connected TV. All of those things exist in the open web. The open web is a big market. It's a $60 billion market. It's growing 10% to 15% a year, but it's super fragmented. There's no Shopify for advertising in the open web.

There is no one company that gives advertisers sure scales in the open web like they get on Google and Facebook and so forth. And also funny enough most of the open web is still using banners that were invented 27 years ago, banner is that cube you see on a webpage that you rarely click on and sometimes if you click on it just by mistake, but that's actually most of the $60 billion. So there is a huge opportunity to kind of like transform or reinvent the internet as we know it should look like WeChat, Instagram, TikTok, a fate of beautiful recommendations that are both editorial to things we like as well as including paid recommendations by advertisers. So that's kind of like the category in our mission statement.

To your question of why I think it's super important in the open web, I think it's important to all of us. It's important to us as people, publishers, advertisers, small businesses to you John, to me. We all want a free diverse internet, giving voice to people. It's the reason we all fell in love with the internet to begin with. I think advertisers want diversity. They don't want to be relying on any one company. And also I think the open web gives advertisers this curiosity graph. Facebook, we tell Facebook who we want to be, but you will never share with Facebook things we really care about, health care concerns, things about our kids, but we will read about it all the time and we've all been there. You just scroll on your phone at night. You wake up early to read about something and that's when advertisers see on the open web and on Taboola. And I think that really appreciates that moment in time. So for those reasons, open web is great for the entire industry.

<<John Blackledge, Analyst, Cowen Inc.>>

Yes, that's super helpful. Maybe you can just talk about – you kind of referenced it, but the addressable market, could you break out – I think you guys have called out over $60 billion open web opportunity in the U.S. and international and maybe thoughts about the long-term model revenue and margins.

<<Adam Singolda, Founder and Chief Executive Officer>>

Yes. So, I mean, I think, today you have kind of like the market, we call it core is that $60 plus billion market, advertising in the open web, primarily in a browser environment, mobile web or browser desktop. And like I mentioned, that is growing 10% to 15%, but I don't think my kids will be using the internet the way it looks today, right. So I think it's going to look a lot more beautiful like an Instagram experience. I would pay money to see Instagram ads. That's how much I think the advertising experience is great. And that's how the internet as we know it should look like. So that core I think is going to evolve a lot. We're going to see a lot more in-feed experience, in-feed video and things of that nature. So that's about the core market.

And then in terms of the future, we talk about kind of like two ways it's going to grow at this from our point of view. The first one is what else can we recommend to people. So when you go to CNBC or the Today Show, or The Independent in the UK or BBC, what else should you be experiencing as we discover things in those moments. And we'll speak about e-commerce, which I think is a great opportunity in the future. We see social networks becoming shopping companies and I think that's going to translate also to the open web, video, TV dollars are moving to digital. They should not only go to YouTube and so forth, so I think it's going to flow into the open web a lot. So that's we call it anything, what else can we recommend.

And the second thing is it's going to expand into outside of browser. We've seen Apple integrating news on every iPhone. They call it Apple News. Why do they do that? Why is an amazing company like Apple seeing so much value in the open web news information? Why is Eddy Cue, who runs a big business, speaks about $11 billion of services for Apple Company? And I think the reason is we're all optimistic about the value of information outside of a browser as well.

So we speak a lot about recommending anywhere, which we think Taboola should be on every device that's being sold, whether that's a computer or a mobile device, a connected TV. And by the way, if you're in a car, I mean, I have Spotify in my car integration, why don't I have Squawk Box or podcast or us from things from the web in my car. So holistically, I think we'll see expansion in both, what else can we experience in the web and where else can we see it.

<<John Blackledge, Analyst, Cowen Inc.>>

Yes, that's helpful. Maybe we could pivot to the publisher relationships in some recent announcements. Could you just tell folks that are listening, talk about the long-term nature of your publisher relationships? How common are these long-term exclusive deals? Maybe touch on a couple of the recently announced ones such as BBC Global. And what is the net retention dollar percentage?

<<Adam Singolda, Founder and Chief Executive Officer>>

Sure. So, I think, it's one of the most special things about Taboola. It's very common that our publisher has had a long-term exclusive global partnership with Taboola. We don't buy inventory. We're not in a waterfall. We work with publishers as if we are part of the organization. We are the publishers and that spans from two years to five years a lot of times in terms of the exclusive long-term relationship, which means we're seeing people 100% of the time every day when they come back to those websites across all platforms globally wherever they may be. And that gives us such a great opportunity to work with our publishers to grow the pie and to invest in AI and our advertiser success to generate more revenue and more engagement and more audience.

So it's such a special place to be kind of representing the open web and working with the open web to make it better and stronger. And that's the type of relationship we have with open web. We announced BBC being recent. We work with people like Comcast, NBC News, CNBC, The Today show, CBS and many publishers really all around the world, which many of them are our partners and friends, so that's on that front. In terms of net dollar retention, we – in average we – in most years, it's been about 110% to 120% on our publishers. We announced many recent services we provide to publishers such as with Oracle Moat, transparency for advertisers and how they can make sure they buy the right stuff. We've talked about distributing news in Brazil on Samsung. So if you buy a Samsung device in Brazil, we are sort of like the Apple News for that market.

So that's the type of investment we're working with our publisher partners to make it stronger and better. And again, the reason publishers work with us in that way is for three reasons. One, we're usually top three revenue source, so we matter to them from their perspective, but we're more than money. We give them a lot of services at no cost that they care about, recirculation of news. So if you go to CNBC and it says more from CNBC, that's probably like Taboola, right. So we're using AI to try to engage you, editorial tools analytics, subscription services, all those things are – we missed the $100 million in R&D a year, and a lot of it goes to how can we empower our publisher partners, so that's kind of why this flywheel works.

<<John Blackledge, Analyst, Cowen Inc.>>

Right, now that makes sense. And maybe we can touch on the competitive environment and how Taboola differentiates. Can you just maybe expand on that like competition how Taboola differentiates, how important is scale as Taboola continues to kind of lead competitors and recommendations for the open web? And can you talk about the virtual cycle as Taboola scales and then invest back into the business?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yes, I mean, there is a lot to talk here about, but let's – so what makes Taboola unique in the advertising space, I think it's threefold. One, we are a recommendation company that's I started Taboola because I couldn't find anything to watch on TV in my parents' house 13 years ago, John. So the reason I started this company is to help people discover things they may like I never knew existed. And that means that the entire relationship we have with our partners is around our identity. We invest in AI. We have exclusive relationship. We have first party cookies at a significant way because of that. So there's a lot around our identity as a recommendation company. The second thing, like I mentioned, is we're more than money. We invest a lot. There's a full stack of services that publishers need.

And three culture, even though Taboola is a technology company, people do business with people and we've been the same management for the past 10 years give or take. Things changed around the world. We stayed the same and it's a strong execution driven company, win-win approach. We only grow if our partners grow. We love our publishers and I think they love us back. So I think the third reason why we're differentiated is just culture as well. So that's – and over time I think holistically the future looks a lot more like feeds of recommendations. So, holistically, I think people want to discover things. John, you only have 24 hours a day that will never change. And so you need help to know what to do next, what to read, what to buy, where to go.

So, I think that's kind of like a differentiation as a company. You spoke about scale. I think scale matters a lot. There is network effect in our business. The bigger you get, the more publishers you have, the more data you get, more clicks happen on your network, more advertisers can work with you, your yield gets better and all the wonderful things happen in the world when the yield gets better. So it's flywheel that happens. So scale I think matters and we can speak more about that, but I don't think it's important.

<<John Blackledge, Analyst, Cowen Inc.>>

Okay. You referenced the technology AI. Can you talk about Taboola's proprietary technology and AI that is powering the recommendation engine and kind of what type of investments are you making to meet the rapidly scaling demand for information on the web, on the open web?

<<Adam Singolda, Founder and Chief Executive Officer>>

I think recommending things to people is really hard. We tell Google what we want. We tell Facebook who we are. Enabling discovery that moment of next when people want you to do something without you knowing them or what they want is a – it's a huge technological challenge, which we've been investing 13 years doing. It's kind of like this Amazon people who bought this also bought that when they're trying to – I mean Amazon is really a recommendation company for e-commerce. The entire homepage is just suggestions for me and I use it all the time. So this is really the concept of how difficult that is and then to do it for the entire internet. And we've spent 13 years building machine learning technology. About four years ago, we've transformed our tech stack from machine learning to deep learning.

In simple terms machine learning is when you define a certain parameters ahead of time and then you follow those parameters and trying to predict something, deep learning is way more advanced. It's really a revolution like the invention of electricity. And it's so advanced in the sense that it's trying to figure out what are the parameters without you're telling the machine what are they, so they're trying to make basically behavioral predictions in a way more accurate way and it self-learns. So, it's way less manual process and that's really an amazing revolution in technology. I spoke about it and I wrote about it in Morton School. I call it – I wrote an article called the difference between machine learning ML, deep learning DL and bullshit BS.

And it's just because there's like so much – it's so difficult to do and so rare to see it you realize, but we're hard at work trying to invest in that. It also needs a lot of scale, which we spoke earlier. We reached half a billion people a day. We processed one petabyte of data every day. We get 30 billion clicks in 2020, half of them were on editorial content and then half of them were about paid recommendations. We invested so far in about 8,000 servers. So to summarize, I think, it's really hard and it takes a lot of scale to do it. And Taboola is just at the beginning. There's so much more for us to do.

<<John Blackledge, Analyst, Cowen Inc.>>

Right. You touched on this a couple of minutes ago, but maybe you could expand a little bit more on the expansion beyond the core business. You mentioned Taboola News, e-commerce, connected TV. Like what should investors look for kind of – over the next 12 months, maybe next 24, 36 months for these kind of segments outside of the core.

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah. So, I mean, from an investment perspective, I can tell you, first of all, we're not buying Bitcoins, but what we are doing is we're investing lots in our core business, there's so much for us to do, growing yields, investing in advertiser's success, providing more services to publishers in the open web that they need to grow. So there's a lot of work for us to capture bigger portions of that $60 plus billion market, which I think is transforming fast.

And then we are investing in, like I said, two kind of areas outside of the core, they’re recommending anything, recommending anywhere. And by the way, in Q1, we've published some early positive progress on those things. We announced high impact placements, which is really our video, one-step forward helping advertisers that want to distribute video on the open web. But in higher places on the page, on the homepage, middle of the page, we announced that in Q1, that was a step forward on our recommending anything video that was in Q1.

We also talked about Samsung in Brazil, which I told you that's recommending anywhere. So we're making those progress, for us as management recommending anything is the higher priority. So from the investment community, what we told the investors is, when we look at – more things Taboola can recommend, e-commerce, video, gaming, apps and recommending anywhere connected TV, device manufacturers, automobile, recommending anything is a higher priority. Because it has direct impact on our yields, which we think has a direct impact on our competitive advantage, which we think is a higher priority for us. So that's something that we did share with investors.

<<John Blackledge, Analyst, Cowen Inc.>>

For some of these new initiatives, how does it work with the publishers? Do you – because you say you have a five-year deal with Comcast. And you come up with new products and services like you're talking about, do you have to go back to them and is there like renegotiate or how does that work? I assume they're very open to kind of further monetizing, better monetizing their content and their pages?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah. I mean, I don't think we're going back to them. We're with them all the time, when you work with someone for five years, you already set the relationship to be not a vendorship but a partnership, right. Otherwise I would see it from time to time or come back next year. No soup for you, but this is kind of like a relationship whereby we have quarterly business reviews, we plan together. We budget together. So when we come up with new opportunities, when we acquire a company – when we come up with Taboola stories, which we also announced in Q1, it's our version of Instagram stories but for the open web.

We called our publishers and we said, it's not perfect yet, but who wants to break some things and try it out. And many said, yeah, let's try it out. So people are open-minded to try things together with us and find growth, which is so much fun, especially on the back of the pandemic when we navigated a crazy year together, that's when the friendship really comes to light. And that's when you know I think you've done something right by building that relationship with open web.

<<John Blackledge, Analyst, Cowen Inc.>>

Yeah. That makes sense. All right. This has been something that's been going on in the advertising space for the last year, the IDFA, the Apple change IDFA, we cover Facebook and Snap and some of the platforms that investors have been concerned about the impact that change would have. So could you talk about how you guys are navigating through that and also just other related any related privacy issues that you have to navigate through?

<<Adam Singolda, Founder and Chief Executive Officer>>

So first of all, I think categorically, we're seeing Apple, Google, Microsoft working, and others are working on making the open web safer. And I think it's a good thing. I don't think my family, when I talked to my mom this morning, I'm not sure she understands all the bad behavior that exists out there. And I think my family and my mom's should be safe and protected. So overall, I like a better, safer future for everyone. And I think all of us in the industry should participate in that direction. So overall that I'll start by saying that for Taboola, we feel comfortable navigating to privacy dynamics for few reasons.

One, the revenue we have, if you look at last year at $1.2 billion in revenue, the revenue when we have that is associated with third-party revenue, a third-party cookie, it's independent of those of dollars so very small portion of revenue. We reach about 0.5 billion people that day, which we have first-party cookie with those consumers, which allows us to know they're the same people when they come back for the same site.

And then we have this Amazon curiosity graph, the data we create and capture whereby if we see someone that reads about news on a certain websites from New York City in the morning from their iPhone, we get to see what decisions they make and that's model and that curiosity graph is relevant for when we see someone else on a different site. Just by saying, people in New York City, from the West Village in the morning on a financial website, reading about furniture, really liked to do one, two or three.

And this is something that, like I said, it's similar to the Amazon people who buy this also about that. And all of those things allowed us to navigate the past, right. So we've been living without cookies actually for a long time from 2017, if you think about it. So the past is a proxy for the future, we feel comfortable. And I will also say that if you've been here – I've been here, but if you've been here 10 years ago or so when Flash died, you remember when Flash, we used to have a Flash online, Flash video players and Flash banners, and Flash was a thing, and that died. And was this huge concern about what's going to happen and then HTML5 came and replaced it. And it was just a better, faster, safer, more secure implementation of the same thing. So from my perspective, I believe we're going to see something similar. We're going to see a better, safer, faster implementation of a better advertising in the future.

<<John Blackledge, Analyst, Cowen Inc.>>

Okay. That's helpful. You guys and everyone in the world have been navigating through the pandemic. And so I'm just kind of curious if you can talk about kind of the impact that COVID had on the business over the last year, we've seen a big shift to digital, across many industries. But yeah, just kind of how COVID impacted the business and kind of how you think the business will perform as we kind of pull out and approach a new normal.

<<Adam Singolda, Founder and Chief Executive Officer>>

I mean, I think it was a tough year for all of us, right. I mean, around the world we all remember in March when we woke up one day and suddenly everything changed overnight, so that was a big scare. And I really wish everyone to feel well and their families to feel well. And that's above everything. I think from a business perspective, we saw kind of two things happen. Externally the world became even more digital, which is funny to think that connect to us, it's obvious digital, but it's actually completely not obvious. And in 2020, we saw people that had a great business outside of digital and suddenly that became a priority. In many ways, it's almost pushed people into 2030. We were in the future last year. And then I think that happened externally.

I think user behavioral changed, remote healthcare is now logical. If I told you in 2019, you will be going to your doctor on your iPhone. You would think I'm crazy, but now that's a legitimate service, online education, your kids are on a screen learning stuff, food delivery, wine subscription. So all those things have changed us and I don't think we changed back. So I think all of that was like an external change and for us, it was a good thing because Taboola reached 0.5 billion of people in America, unless you were recently born, we see you all the time.

So it was a great place for advertisers to try it out in which consumers drive growth when we all needed growth. And internally as a company, which I'm sure many of you listening to this experience, we kind of became a better version of ourselves. Even more transparent, I had all hands with 1,400 employees, every Thursday, 9:00 AM every week since March 15. And when I told my team let's have that every week, they said, what do you think we're going to be talking about every week? And I said, I have no idea but we're going to go in front of everyone for 45 minutes. And we're going to ask them if they have questions and we'll just go one by one and we will answer 100% of questions. Because we're all the same now, we're just going through this experience.

So and we became even more client-focused, we launched publisher COVID optimization packages and advertisers success packages and all those things. So I think net-net, we left 2020 even stronger and better. And I don't think any of it, this is the new norm. None of us goes – this goes back to 2019.

<<John Blackledge, Analyst, Cowen Inc.>>

Yeah. That makes sense. You guys have done several acquisitions over the years. Can you just talk about your M&A strategy? Is there anything, not that you have any holes in the business, but any areas where maybe you could want to enhance the business. So yeah, just a high level on the M&A strategy.

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah. So first, the biggest next event for us, we're going public. I could not be more excited to cross the bridge and going the other side of this. Hopefully soon we'll have over $0.5 billion in the balance sheets. We'll have currency and I think all of that will help us supercharge our dreams as we look to grow and make the open web stronger and faster growing.

So I'm really excited and we had such a great experience interacting with the investor community over the last few months. So that's really the next big thing for us. I don't think we need M&A, we're growing – we're bidding our projections in Q1, as you saw, we've raised our guidance, like you said earlier. I feel great about where we are, saying that there are areas where I think we can we have an appetite to dream even bigger, like e-commerce, video and others.

So those are areas that if anyone is out there touching e-commerce, video, distribution of news, we're interested to be in touch with them and build a relationship with them. So that's kind of something that I think as we go public, we will be looking into that as well.

<<John Blackledge, Analyst, Cowen Inc.>>

Okay. We talked about the publisher side of the business. We talked a bit about the advertiser side of the business, and I think you guys have like, I don't know if I'm going to get this number exactly right, like 20,000 advertisers or something like that. And I always think about Facebook with 10 million advertisers, Google probably same or a little bit more and so it feels like just given the scale on users and the engagement. How should we think about you guys just adding advertisers – and then the returns that you provide your existing advertisers? How do we think about you guys adding more advertisers over time?

<<Adam Singolda, Founder and Chief Executive Officer>>

We have 13,000 direct advertisers, about 90% of our business is performance direct. So if you think about it, the vast majority of our business is working with advertisers clients who work with us. We know what they optimize for, about 80% of them have Taboola Pixel on their pages, which means we're able to send people to their site as they are experiencing the open web and optimize for different acquisition costs and metrics they have.

So that's a great kind of like attribution model, beginning to end from our perspective and about 10% of the business is programmatic in nature. So that's about that. I think we give advertisers an opportunity to kind of lens the open web and see what people read about, what people care about in preparation for this actually, discussion with you, John, I kind of asked the team, tell me what happened over the last 90 days.

If you're an advertiser, what should you be buying? So let me tell you what happened over the last 90 days, what people are reading about on the internet, so free of things. And then if you're an advertiser, that's an opportunity for you. People reading about cooking is down 23%, baking is down 62%, but barbecue is up 363%. And grilling is up 430%. We changed all of this as a great time to be outside and barbecue accessories and all those things.

Summer vacation is down 81%, but national parks and local travel is up 197%. So people are into traveling but close, wine is down 81%, which is so surprising to me but cocktail is down 87%, but many people are just going out to drink in outside. So they don't need to read about. They keep cocktails at home and Bitcoin is up 216%. Elon Musk is up 96%, got a lot of Elon. So all of this is real-time information, advertisers working with us can access and make decisions about what's about to come. So they focus on people that are about to become their clients.

<<John Blackledge, Analyst, Cowen Inc.>>

Right. That's great. That's super helpful. Maybe we're just about out of time. Could you just – maybe the last question is just the timeline for you guys to go public. If you have any update there?

<<Adam Singolda, Founder and Chief Executive Officer>>

We're still hoping for June to get news from the SCCN announce it. So stay tuned. And that's where we are. We're in the final stretch.

<<John Blackledge, Analyst, Cowen Inc.>>

Yeah. Okay. All right. That's great. Well, I think we're just about out of time, so thank you so much for doing this. We really appreciate it…

<<Adam Singolda, Founder and Chief Executive Officer>>

Thank you. Thanks.

<<John Blackledge, Analyst, Cowen Inc.>>

Thank you.

Important Information

Neither the SEC, any state securities commission or the Israel Securities Authority has  approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the Registration Statement is accurate or adequate.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated

October 1, 2020, in the preliminary proxy statement/prospectus subject to completion relating to the Business Combination filed with the SEC by Taboola on Form F-4, and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Neither ION nor the Company undertakes any duty to update these forward-looking statements except as may be required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus subject to completion in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a definitive proxy statement/prospectus will be made available or mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The preliminary proxy statement/prospectus, as well as other filings containing information about Taboola and ION are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus can also be obtained without charge, from Taboola’s website at http://www.taboola.com. Copies of the definitive proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus filed with the SEC on Form F-4. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company's platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 18 cities worldwide, including New York and Tel Aviv.

Learn more at www.taboola.com and follow @taboola on Twitter.

Contacts

Investors:
Jennifer Horsley
investors@taboola.com

Press:
Ran Gishri
press@taboola.com

ION Acquisition Corp:
Avrom Gilbert
avrom@ion-am.com